

The CaDraftTech Small Business Bond™



"Clean beer matters, period." That's the phrase that kicked off CaDraftTech 2 years ago. Oscar, Mike, Rob, and Ryan recognized diminishing quality beer at venues throughout the Bay Area, that had nothing to do with the brewer, but everything with the retailer. Uncleaned taps were gathering mold, dirt, and other gunk customers had no business drinking! So they built CaDraftTech to help businesses serve only clean and safe beverages to their customers.

In 2018, CaDraftTech was formed as Oakland's first, and only, draft technician business built with the goal to be the most innovative, up-to-date, and environmentally conscious draft tech provider in the state.

From tap maintenance, to installation and design, to equipment rental for events, the CaDraftTech team offers a range of services that ensure that every glass of beer is represented in the way the brewer intended: clean, bright, fresh, hoppy. From grain to glass, quality in every sip.

Bond Offering

Raising
$35,000

Yield Range
8.00-10.00%

Repayment Period
36 months



About CaDraftTech

Founder's Story

CaDraftTech was founded by Oscar Delgado, Ryan Fenderson, Mike Rustay, and Rob Martin.

Oscar brings 10 years of on-the-job training working with home brewers, breweries and start-ups thus building a vast network and is a leader in the Bay Area Beer Culture. Mike was in the beer business since 1995 when he worked at a beer distributor and got his first taste of line cleaning in 1998. For 20 years, Rob has been professionally involved with beer, wine and spirits. Ryan, well, Ryan believes in Beer, Pizza, Beard - in that order.

Metrics

- Year over year growth of 600%+

Revenues

2019	$51,296
2018	$6,552*

*Began operations in May 2018

Roadmap

Here's a breakdown of how funds will be allocated to achieve our vision of being the premier Draft Technician service provider in the Bay Area and beyond:

Equipment: To purchase a second company vehicle and two additional pumps in order to double our resource capabilities and revenue prospects.

Website: To create a website to deepen and broaden the CaDraftTech brand.

Marketing: To wrap the second company vehicle in commercial plastic for marketing purposes

Located in
Oakland, CA 94602

For more information, contact our Customer Support Team at support@thesmbx.com

